

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 22, 2018

<u>Via E-mail</u>
Mr. Paul E. Northen
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, GA 20324

> **Re: Rollins, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed on February 26, 2018**
> **File No. 001-04422**

Dear Mr. Northen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities